Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business/Financial Editors:
    CHC Declares Annual Dividend

    VANCOUVER, Sept. 29 /CNW/ - CHC Helicopter Corporation ("CHC")
(TSX: FLY.A and FLY.B; NYSE: FLI) announced today that its board of directors has declared an annual dividend of $0.50 (all figures in Canadian dollars)
payable quarterly at $0.125 on each Class A Subordinate Voting Share and on each Class B Multiple Voting Share. The dividend will be payable on the following dates to shareholders of record as at the close of business on the dates indicated:

    <<
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             Shareholder Record Date        Dividend Payment Date
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                   Oct. 23/06                     Nov. 6/06
    -------------------------------------------------------------------------
                   Jan. 22/07                     Feb. 5/07
    -------------------------------------------------------------------------
                   Apr. 23/07                     May 7/07
    -------------------------------------------------------------------------
                   Jul. 23/07                     Aug. 6/07
    -------------------------------------------------------------------------
    >>

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in 30 countries around the world.
    If you wish to be added to CHC's news distribution list, please visit
http://www.chc.ca/investor_materialrequest.php

    This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United
States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Senior Vice-President And Chief
Financial Officer, (604) 279-2471; Chris Flanagan, Director of Communications,
(604) 279-2493/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 14:22e 29-SEP-06